Form 10-K, Exhibit 13
period 1993-12-31
GTE HAWAIIAN TELEPHONE CO INC
filed 1994-03-31
CIK 46216

Exhibit 13












                          ANNUAL REPORT TO SHAREHOLDER

                                       of

                  GTE HAWAIIAN TELEPHONE COMPANY INCORPORATED

                      For the year ended December 31, 1993

PRESIDENT'S REPORT
- ------------------------------------------------------------------------------
As Hawaii searches for ways to improve its economy, telecommunications has emerged as one of the state's best opportunities for diversification.

GTE Hawaiian Tel has long recognized that a state-of-the-art telecommunications infrastructure is critical to attracting high-tech industry to Hawaii. And, even though our revenues remained relatively flat in 1993, we made sure this infrastructure was available by accelerating our $1.5 billion capital improvement program to upgrade our network and improve our customer service.


A WORLD CLASS NETWORK

The Company invested over $190 million in 1993 to install advanced switching equipment and fiber-optic cable throughout the state and internationally, resulting in a world class network that boasts over 18,000 miles of fiber-optic cable. This new information highway includes Synchronous Optical Network (SONET) technology, the world standard for transmitting light signals over fiber-optics. By July 1994, we expect to have installed an interisland fiber-optic system linking Oahu, Maui, Kauai and the Big Island.

By the end of 1993, 74 percent of our customers were being served by digital switching, and we are pushing ahead with our conversion program to become 100 percent digital. When compared to the largest providers in other states, Hawaii ranks 10th in the nation for percentage of digitally switched lines, ahead of California, New York and Illinois.

Much has been said about how Hawaii needs a technology called "Integrated Services Digital Network," or "ISDN," which uses a single telephone line to allow three activities simultaneously - such as voice, data and video.
GTE Hawaiian Tel's World Class Network not only offers ISDN, but it will enable us to offer even more sophisticated network services this year, such as Switched Multimegabit Data Service (SMDS), Frame Relay and Video Connect. We're also prepared to roll out a cutting-edge technology called Asynchronous Transfer Mode (ATM), which delivers a dazzling array of sophisticated services better and faster than any other service platform available today.


 ---------------------------        ---------------------------
|                           |      |                           |
|                           |      |                           |
|                           |      |                           |
|                           |      |                           |
|                           |      |                           |
|                           |      |                           |
|                           |      |                           |
 ---------------------------        ---------------------------
LARRY J. SPARROW                   WARREN H. HARUKI
Chairman of the Board              President

NEW INDUSTRY, NEW COMPETITION

It takes much more than a state-of-the-art network to survive in today's marketplace, however. The telecommunications industry is undergoing rapid and dramatic changes as industry giants line up to compete for who will build and manage the new "Information Super Highway."

Asia and the Pacific Rim have suddenly been recognized around the world as major new frontiers for information and communication opportunities, as has Hawaii, and have attracted heavy investment from international telecommunications providers. The Hawaii Public Utilities Commission has opened a comprehensive infrastructure docket to decide how new competitors will enter the market and be regulated in Hawaii.

GTE Hawaiian Tel has been aggressively restructuring itself so it can compete effectively with these new market entrants.

The Company continued to streamline its operations to provide better customer service. In addition to automating many of our service procedures, we opened a Customer Care Center that has been able to solve repair problems while customers are still on the line. The Company also introduced Express Dial Tone, which allows customers moving into a new home to plug their phones in and
- -within minutes - have their service activated, a phone number assigned and custom-calling features installed.

To further enhance our focus on service quality, we introduced a Service Performance Guarantee last fall. This program credits a customer's telephone bill if the Company misses a service commitment time.

Last year, GTE Hawaiian Tel made critical moves to improve its earnings. It has been eight years since the Company increased its local telephone rates. In May, we filed a request with the Public Utilities Commission for a rate increase that, if approved, will enable the Company to attract capital at reasonable rates and help us recover the substantial investment made to repair and rebuild the network on Kauai after Hurricane Iniki. We also proposed significant changes to our rates that will bring them closer to the cost of providing service.


SALES PERFORMANCE

Even though GTE Hawaiian Tel has requested additional revenues to meet its operating costs, it has continued to upgrade facilities and improve service. In addition, the Company continued to generate healthy sales revenues from a number of areas.

With help from the State Legislature, the Company is installing a statewide enhanced 911 system to improve emergency response capabilities on each island. In addition, GTE Hawaiian Tel has been involved in an extensive deployment of CentraNet R lines throughout the state; and a contract was signed to provide the Honolulu International Airport with its own PBX switching system.

Abroad, GTE Hawaiian Tel successfully completed the installation of a microwave system in Taiwan and a digital switch upgrade for the U.S. Military in Japan. The Company also won a $5.2 million contract to provide cable and satellite services to Japan and Korea. The Company's subsidiary in Saipan, Micronesian Telecommunications Corp., also performed well, successfully retaining a strong share in the international long distance market and introducing an international audiotext service in Saipan.


POSITIONING HAWAII

GTE Hawaiian Tel made great strides in 1993 toward providing Hawaii with the best telecommunications technology available. But it did so with an eye on Hawaii's future. Hawaii will be a major hub in what will soon be a global information highway, and it needs the infrastructure in place to live up to this unlimited potential.

One of the steps the Company took last year to enhance this infrastructure was to bring a GTE SmartPark R to the Islands. We teamed with The Maui Economic Development Board to establish the state's first SmartPark R at the Maui Research and Technology Park, which will provide the planning, advisory expertise and telecommunications technology needed by the park's new Supercomputer and to help draw new businesses to the park. This is the first of several SmartPark[R]s we plan to establish in Hawaii.

We also opened a national GTE Technology Development and Marketing Center in Honolulu, which will create and develop new applications and integrate the latest technology to meet specific needs for advanced services in Hawaii, the Pacific and the mainland.

We have the network. We have the service and skilled employees to do the job. Now it's time to take the next step. GTE Hawaiian Tel wants to partner with business, government and regulators to continue offering the services our customers demand. Together, we can transform Hawaii's World Class Network into an international model for telecommunications excellence.






LARRY J. SPARROW                     WARREN H. HARUKI
Chairman of the Board                President

FOR A COPY OF THE 1993 ANNUAL REPORT OF OUR PARENT COMPANY, PLEASE WRITE TO:
GTE Corporation
One Stamford Forum
Stamford, Connecticut 06904

FOR A COPY OF THE 1993 ANNUAL FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, PLEASE WRITE TO:
GTE Telephone Operations
Financial Reporting
P.O. Box 407, MC INAAACG
Westfield, IN 46074
(317) 896-6464

 ------------------------------
|                              |
|                              |
|                              |
|                              |
|                              |
|                              |
|                              |
|                              |
|                              |
 ------------------------------
Executive Offices
1177 Bishop Street
Honolulu, Hawaii 96813


LEADERSHIP
- -----------------------------------------------------------------------------

Officers

Larry J. Sparrow
Chairman of the Board and
  Chief Executive Officer

Warren H. Haruki
President

Clark Michael Crawford
Area Vice President-General Manager

Gerald K. Dinsmore
Senior Vice President-Finance and
  Planning

Jorge Jackson
Area Vice President-Public Affairs

Timothy J. McCallion
Area Vice President-Regulatory and
  Governmental Affairs

Robert G. McCoy
Area Vice President-Sales

Richard J. Nordman
Area Vice President-Finance

Kenneth K. Okel
Area Vice President-General Counsel
  and Secretary

Ronald E. Pejsa
Area Vice President-Human Resources

Jenny M. Wong
Regional Vice President-
  External Affairs

William M. Edwards, III
Controller

- -----------------------------------------------------------------------------
Board of Directors

Richard M. Cahill
Vice President-General Counsel
GTE Telephone Operations

Gerald K. Dinsmore
Senior Vice President-Finance
  and Planning
GTE Telephone Operations

Michael B. Esstman
Executive Vice President-
  Operations
GTE Telephone Operations

Kent B.Foster
President
GTE Telephone Operations

Warren H. Haruki
President
GTE Hawaiian Telephone Company
  Incorporated

Larry J. Sparrow
Chairman of the Board and
  Chief Executive Officer
GTE Hawaiian Telephone Company
  Incorporated

Thomas W. White
Executive Vice President
GTE Telephone Operations

FINANCIAL REPORT
- -------------------------------------------------------------------------------
Consolidated Statements of Income

Years ended December 31                       1993         1992        1991
- -------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
Operating revenues (a):
  Local network services                  $   214,627   $ 203,908   $ 194,973
  Network access services                     112,712     107,347     102,304
  Long distance services                      106,867     111,254     106,721
  Equipment sales and services                 95,653     101,948     106,430
  Other                                        35,030      34,565      35,482
- -------------------------------------------------------------------------------
                                              564,889     559,022     545,910
- -------------------------------------------------------------------------------
Operating expenses (b):
  Cost of sales and services                  167,211     160,836     168,300
  Depreciation and amortization               104,202      97,318      97,696
  Marketing, selling, general and             199,203     203,486     183,704
administrative
  Restructuring costs                          78,275           _           _
- -------------------------------------------------------------------------------
                                              548,891     461,640     449,700
- -------------------------------------------------------------------------------
Net operating income                           15,998      97,382      96,210
- -------------------------------------------------------------------------------
Other (income) deductions:
  Interest expense                             31,660      29,214      33,843
  Other - net                                    (755)        350        (446)
- -------------------------------------------------------------------------------
Income (loss) before income taxes             (14,907)     67,818      62,813
- -------------------------------------------------------------------------------
Income tax expense (benefit)                   (9,865)     24,228      16,115
- -------------------------------------------------------------------------------
Net income (loss)                         $    (5,042)  $  43,590  $   46,698
- -------------------------------------------------------------------------------
(a) Includes billings to affiliates of $38,198, $45,934 and $34,378 for the years 1993-1991, respectively.
(b) Includes billings from affiliates of $80,624, $64,931 and $48,562 for the years 1993-1991, respectively.

Consolidated Statements of Reinvested Earnings
- -------------------------------------------------------------------------------
Years ended December 31                       1993        1992        1991
- -------------------------------------------------------------------------------
                                                 (Thousands of Dollars)
Balance at beginning of year               $  252,135   $  243,734 $  235,620
Add -
  Net income (loss)                            (5,042)      43,590     46,698
Deduct -
  Cash dividends declared on common stock      29,768       35,189     38,584
- -------------------------------------------------------------------------------
BALANCE AT END OF YEAR                     $  217,325   $  252,135 $  243,734
- -------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

December 31                                              1993         1992
- -------------------------------------------------------------------------------
                                                       (Thousands of Dollars)
ASSETS
Current assets:
  Cash                                                   $    808      $ 4,246
  Accounts receivable
    Customers (including unbilled                         101,319       82,844
     revenues)
    Affiliated companies                                      747        1,926
    Other                                                  26,473       26,331
    Allowance for uncollectible accounts                   (9,072)      (8,368)
  Materials and supplies, at average cost                   6,981       18,162
  Deferred income tax benefits                             14,203        3,951
  Prepayments and other                                    10,515        1,101
- --------------------------------------------------------------------------------
                                                          151,974      130,193
- --------------------------------------------------------------------------------
Property, plant and equipment:
  Original cost                                         1,823,848    1,660,394
  Accumulated depreciation                               (678,175)    (607,267)
- --------------------------------------------------------------------------------
                                                        1,145,673    1,053,127
- --------------------------------------------------------------------------------
Prepaid pension cost                                       96,209       69,503
- --------------------------------------------------------------------------------
Other assets                                               27,680       28,184
- --------------------------------------------------------------------------------
Total assets                                           $1,421,536   $1,281,007
- --------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Short-term debt                                      $  101,909   $  44,853
  Current maturities of long-term debt                     12,090      10,459
  Accounts payable                                         27,288      27,580
  Affiliate payables and accruals                          22,939      18,632
  Advanced billings and customer deposits                  14,381      15,639
  Accrued taxes                                             5,732       9,059
  Accrued interest                                          7,285       4,388
  Accrued payroll and vacations                            19,251      15,651
  Accrued dividends                                         5,000           _
  Accrued restructuring costs and other                    55,313      22,215
- --------------------------------------------------------------------------------
                                                          271,188     168,476
- --------------------------------------------------------------------------------
Long-term debt                                            379,901     401,475
- --------------------------------------------------------------------------------
Deferred credits:
  Deferred income taxes                                   180,127     159,208
  Deferred investment tax credits                          26,773      20,065
  Restructuring costs and other                            54,712      28,235
- --------------------------------------------------------------------------------
                                                          261,612     207,508
- --------------------------------------------------------------------------------
Shareholder's equity:
  Common stock (10,000,000 and 8,400,000
    shares outstanding, respectively)                     250,000     210,000
  Other capital                                            41,510      41,413
  Reinvested earnings                                     217,325     252,135
- --------------------------------------------------------------------------------
                                                          508,835     503,548
- --------------------------------------------------------------------------------
Total liabilities and shareholder's equity             $1,421,536  $1,281,007
- --------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years ended December 31                            1993        1992       1991
- --------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
Cash flows from operating activities:
  Net income (loss)                            $   (5,042) $  43,590   $ 46,698
  Adjustments to reconcile net income (loss)
  to net cash from operating activities:
    Depreciation and amortization                 104,202     97,318     97,696
    Restructuring costs                            78,275          _          _
    Deferred income taxes and investment
      tax credits                                   4,264      6,995      4,271
    Provision for uncollectible accounts           12,679     19,810      5,772
    Change in current assets and current
      liabilities                                 (22,180)    13,031    (29,638)
    Other - net                                   (31,134)   (35,989)    (7,199)
- --------------------------------------------------------------------------------
    Net cash from operating activities            141,064    144,755    117,600
- --------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                           (191,837)  (158,119)  (137,440)
  Other - net                                      (4,396)    (4,204)    (3,171)
- --------------------------------------------------------------------------------
    Net cash used in investing activities        (196,233)  (162,323)  (140,611)
- --------------------------------------------------------------------------------
Cash flows from financing activities:
  Common stock issued                              40,000          _     70,000
  Long-term debt issued                           123,466      4,883     44,388
  Long-term debt retired                          (19,143)   (74,316)    (9,997)
  Dividends paid to shareholder                   (24,648)   (45,000)   (39,956)
  Increase (decrease) in short-term debt          (67,944)   122,423    (32,047)
- --------------------------------------------------------------------------------
    Net cash from financing activities             51,731      7,990     32,388
- --------------------------------------------------------------------------------
Increase (decrease) in cash                        (3,438)    (9,578)     9,377
Cash:
  Beginning of year                                 4,246     13,824      4,447
- --------------------------------------------------------------------------------
  End of year                                 $       808  $   4,246  $  13,824
- --------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements

1. Summary of Accounting Policies


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of GTE Hawaiian Telephone Company Incorporated (the Company) and subsidiaries. All significant intercompany items have been eliminated. The Company is a wholly-owned subsidiary of GTE Corporation (GTE).


TRANSACTIONS WITH AFFILIATES

  PURCHASES

Certain affiliated companies supply construction and maintenance materials, supplies and equipment to the Company. These purchases amounted to $42.4 million, $38.9 million and $35.8 million for the years 1993-1991, respectively. Such purchases are recorded in the accounts of the Company at cost including a normal return realized by the affiliates.

The Company is billed for printing and other costs for the production of telephone directories, data processing services and equipment rentals, and receives management, consulting, research and development and pension management services from other affiliated companies. These charges amounted to $80.6 million, $64.9 million and $48.6 million for the years 1993-1991, respectively. The amounts charged for these affiliated transactions are based on a proportional cost allocation method which reflects management's best estimate.


  REVENUES

The Company has an agreement with GTE Directories Corporation (100% owned by GTE), whereby the Company provides its subscriber lists, billing and collection and other services. Revenues from these services amounted to $38.2 million, $45.9 million and $34.4 million for the years 1993-1991, respectively.


TELEPHONE PLANT

Maintenance and repairs are charged to income as incurred. Additions to, replacements and renewals of property are charged to telephone plant accounts. Property retirements are charged in total to the accumulated depreciation account. No adjustment to depreciation is made at the time properties are retired or otherwise disposed of, except in the case of significant sales of property where profit or loss is recognized.

The Company provides for depreciation on telephone plant over the estimated useful lives of the assets using the straight-line method, based upon rates prescribed by the Federal Communications Commission (FCC) and the Public Utilities Commission (PUC) of the State of Hawaii. The provisions for depreciation and amortization were equivalent to composite annual rates of 6.2%, 6.4% and 6.6% for the years 1993-1991, respectively.


REGULATORY ACCOUNTING

The Company follows the accounting prescribed by the Uniform System of Accounts of the FCC and PUC and Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. The Company annually reviews the continued applicability of SFAS No. 71 based upon the current regulatory and competitive environment.


REVENUE RECOGNITION

Revenues are recognized when earned. This is generally based on usage of the Company's local exchange networks or facilities. For other products and services, revenue is recognized when products are delivered or services are rendered to customers. Long-term contracts are generally accounted for using the completed contract method based on completion of individual contract milestones. Expected losses, if any, are charged to income currently.


MATERIALS AND SUPPLIES

Materials and supplies are stated at the lower of cost or market value.


EMPLOYEE BENEFIT PLANS

Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The new standard requires that the expected costs of postretirement benefits be charged to expense during the years that the employees render service. The Company elected to adopt this new accounting standard on the delayed recognition method and commencing January 1, 1993, began amortizing the estimated unrecorded accumulated postretirement benefit obligation over twenty years. Prior to the adoption of SFAS No. 106, the cost of these benefits was charged to expense as paid.

The Company also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits" effective January 1, 1993. SFAS No. 112 requires employers to accrue the future cost of benefits provided to former or inactive employees and their dependents after employment but before retirement. Previously, the cost of these benefits was charged to expense as paid. The impact of this change in accounting on the Company's results of operations was immaterial.


INCOME TAXES

Investment tax credits were repealed by the Tax Reform Act of 1986 (the Act). Those credits claimed prior to the Act were deferred and are being amortized over the lives of the properties giving rise to the credits.

As further explained in Note 6, during the fourth quarter of 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," retroactive to January 1, 1992. SFAS No. 109 changed the method by which companies account for income taxes. Among other things, the Statement requires that deferred tax balances be adjusted to reflect new tax rates when they are enacted into law. The impact of this change in accounting on the Company's results of operations was immaterial.


FINANCIAL INSTRUMENTS

The fair values of financial instruments other than long-term debt, closely approximate their carrying value. The estimated fair value of long-term debt at December 31, 1993 based on either reference to quoted market prices or an option pricing model, exceeded the carrying value by approximately $27 million. At December 31, 1992, the estimated fair value of long-term debt closely approximated the carrying value.


PRIOR YEARS' FINANCIAL STATEMENTS

Reclassifications of prior year data have been made in the financial statements to conform to the 1993 presentation.


2. Restructuring and Merger Costs

Results for 1993 include a one-time pretax restructuring charge of $78.3 million related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. The re-engineering plan includes $31.3 million to upgrade or replace existing customer service and administrative systems and enhance network software, $35.4 million for employee separation benefits associated with workforce reductions and $9.6 million primarily for the consolidation of facilities and operations and other related costs.

In March 1991, the merger of the Company's parent, GTE, and Contel Corporation (Contel) was consummated. GTE Telephone Operations is in the process of integrating and restructuring the merged operations.


3. Shareholder's Equity

The authorized common stock of the Company consists of 18,000,000 shares with a par value of $25 per share. The Company issued $40 million and $70 million in common stock to GTE in 1993 and 1991, respectively. All outstanding shares of common stock are held by GTE.

There were no shares of common stock held by or for the account of the Company and no shares were reserved for officers and employees, or for options, warrants, conversions or other rights.

Other capital includes additional paid-in capital in excess of par value and the minority shareholders' interest in Micronesian Telecommunications Corporation.

4. Long-Term Debt

Long-term debt outstanding, exclusive of current maturities, is as follows:



December 31                                              1993           1992
- ------------------------------------------------------------------------------
                                                       (Thousands of Dollars)
First Mortgage Bonds:
   4-1/2% Series P, due 1994                           $         _  $    10,000
   4-1/2% Series Q, due 1995                                 5,000        5,000
   5-5/8% Series R, due 1997                                16,000       16,000
   6-3/4% Series S, due 1998                                20,000       20,000
   8-3/4% Series T, due 2000                                35,000       35,000
   8% Series U, due 2001                                   20,000       20,000
   8-1/2% Series V, due 2006                                35,000       35,000
   9% Series AA, due 2000                                  75,000       75,000
   6-3/4% Series BB, due 2005 (a)                          125,000            _
- ------------------------------------------------------------------------------
                                                         331,000      216,000
- ------------------------------------------------------------------------------
Sinking Fund Debenture:
   8% Series A, due 1994                                       _       10,000
- ------------------------------------------------------------------------------
Other:
   5% Rural Electrification Administration
      First Mortgage Bond, due 2018                        9,806       10,016
   Rural Telephone Bank First Mortgage Bonds,
      maturing 2010 through 2025, rates ranging
      from 5.43% to 7.21%                                 28,919       29,075
   7.5% RTB First Mortgage Bond, due 2021                  3,975        4,005
   GTE Leasing Corporation Financing Agreements-
      maturing 1997 through 2001,
      rates ranging from 8.8% to 10.32%                    6,623        7,790
   Other                                                   1,712          923
   Commercial paper refinanced in 1993 (a)                     _      125,000
- ------------------------------------------------------------------------------
   Total principal amount                                382,035      402,809
- ------------------------------------------------------------------------------
Discount and premium - net                                (2,134)      (1,334)
- ------------------------------------------------------------------------------
  Total long-term debt                               $   379,901  $   401,475
- ------------------------------------------------------------------------------
(a) In 1993, the Company issued $125 million of 6-3/4% First Mortgage Bonds, due 2005 to refinance commercial paper.

The aggregate principal amount of bonds and debentures that may be issued is subject to the restrictions and provisions of the Company's indentures.

None of the securities shown above were held in sinking or other special funds of the Company or pledged by the Company.

Debt discount and premium on the Company's outstanding long-term debt are amortized over the lives of the respective issues.

Maturities, installments and sinking fund requirements for the five-year period from January 1, 1994 are summarized below (in thousands of dollars):


     ------------------------------------
         1994              $  12,090
         1995                  7,572
         1996                  2,774
         1997                 18,639
         1998                 21,904
     ------------------------------------

Substantially all of the Company's telephone plant is subject to the liens of the indentures under which the bonds listed above were issued.


5. Short-Term Debt

The Company finances part of its construction program through the use of interim short-term loans, primarily commercial paper, which are generally refinanced at a later date by issues of long-term debt or equity. Information relating to short-term borrowings is as follows:

                                           1993         1992        1991
- ------------------------------------------------------------------------------
                                               (Thousands of Dollars)
During the year -
  Commercial paper -
    Maximum month-end balance           $  176,700   $  145,351     $ 102,706
    Average monthly balance             $   68,889   $  103,446(a)  $  63,693
    Weighted average interest rate (b)        3.14%        3.57%         6.66%

At December 31 -
  Balance outstanding -
    Note payable to GTE                 $    3,009   $    1,201     $  11,800
    Average interest rate                     3.40%        4.32%         5.24%
    Commercial paper and similar
      obligations                       $   98,900   $   43,652(c)  $  35,630
    Average interest rate                     2.86%        3.45%         4.85%
- ------------------------------------------------------------------------------
(a) Includes $125 million of commercial paper refinanced in 1993 with 6-3/4% First Mortgage Bonds.
(b) Calculated by dividing the annualized interest expense by the average of the balances of the debt outstanding at the end of each month.
(c) Excludes $125 million of commercial paper refinanced in 1993 with 6-3/4% First Mortgage Bonds, which has been included in long-term debt.

Unused lines of credit available to the Company to support outstanding commercial paper and other short-term financing needs are $20 million. In addition, a $2.3 billion line is available to the Company through shared lines of credit with GTE and other affiliates. Most of these arrangements require payment of annual commitment fees of .1% of the unused lines of credit.

6. Income Taxes

The provision (benefit) for income taxes is as follows:

                                              1993         1992         1991
- ------------------------------------------------------------------------------
                                                 (Thousands of Dollars)
Current
  Federal                                $     (6,730) $   17,788  $   19,891
  State                                        (7,399)       (555)     (8,047)
- ------------------------------------------------------------------------------
    Total                                     (14,129)     17,233      11,844
- ------------------------------------------------------------------------------
Deferred
  Federal                                          88       3,846      (1,220)
  State                                        (2,532)      1,535       9,582
- ------------------------------------------------------------------------------
    Total                                      (2,444)      5,381       8,362
- ------------------------------------------------------------------------------
Deferred investment tax credits -
   net                                          6,708       1,614      (4,091)
- ------------------------------------------------------------------------------
    Total                                $     (9,865)  $  24,228  $   16,115
- ------------------------------------------------------------------------------

The components of deferred income tax expense (benefit) are as follows:

                                               1993        1992         1991
- ------------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Depreciation and amortization            $     12,236   $  (5,896)  $   6,135
Employee benefit obligations                    2,084        (966)      1,098
Prepaid pension cost                            7,218       5,097       3,705
Restructuring cost                            (29,303)          _           _
Other - net                                     5,321       7,146      (2,576)
- ------------------------------------------------------------------------------
  Total                                   $    (2,444)  $   5,381   $   8,362
- ------------------------------------------------------------------------------

A reconciliation between taxes computed by applying the statutory Federal income tax rate to pretax income and income taxes provided in the Consolidated Statements of Income is as follows:

                                               1993         1992        1991
- -------------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Amounts computed at statutory rates         $  (5,217)   $ 23,058    $ 21,356
  State income taxes, net of
    Federal income tax benefits                (6,554)        647       1,013
  Amortization of deferred investment
    tax credits                                (1,071)     (1,046)     (4,081)
  Depreciation of telephone plant
    construction costs previously
    deducted for tax purposes - net             1,728       1,741       2,854
  Rate differentials applied to
    reversing temporary differences            (1,046)     (1,820)     (3,188)
  Foreign loss, exempt
    from taxes                                 (2,424)     (1,400)     (1,969)
  Other differences - net                       4,719       3,048         130
- ------------------------------------------------------------------------------
Total provision (benefit)                   $  (9,865)   $ 24,228    $ 16,115
- ------------------------------------------------------------------------------

As a result of implementing SFAS No. 109, the Company recorded additional deferred income tax liabilities primarily related to temporary differences which had not previously been recognized in accordance with established rate-making practices. Since the manner in which income taxes are treated for rate-making has not changed, pursuant to SFAS No. 71 a corresponding regulatory asset was also established. In addition, deferred income taxes were adjusted and a regulatory liability established to give effect to the current statutory Federal income tax rate and for unamortized investment tax credits. The net unamortized regulatory asset balance at December 31, 1993 of $1.5 million and the net unamortized regulatory liability balance at December 31, 1992 of $10.0 million are reflected as other assets and other deferred credits, respectively, in the accompanying Consolidated Balance Sheets. These amounts are being amortized over the lives of the related depreciable assets concurrent with recovery in rates and in conformance with the provisions of the Internal Revenue Code. The assets and liabilities established in accordance with SFAS No. 71 have been increased for the tax effect of future revenue requirements.

The tax effects of all temporary differences that give rise to the deferred tax liability and deferred tax asset at December 31 are as follows:

                                  1993          1992
- --------------------------------------------------------------
                                (Thousands of Dollars)
Depreciation and
  amortization                $   162,817     $  37,468
Employee benefit
  obligations                      (4,271)       (6,355)
Prepaid pension cost               30,593        23,375
Restructuring
  cost                            (29,303)            _
Other - net                         6,088           769
- --------------------------------------------------------------
  Total                       $   165,924     $ 155,257
- --------------------------------------------------------------


7. Employee Benefit Plans

RETIREMENT PLANS

The Company has trusteed, noncontributory, defined benefit pension plans covering substantially all employees. The benefits to be paid under these plans are generally based on years of credited service and average final earnings. The Company's funding policy, subject to the minimum funding requirements of U.S. employee benefit and tax laws, is to contribute such amounts as are determined on an actuarial basis to provide the plans with assets sufficient to meet the benefit obligations of the plans. The assets of the plans consist primarily of corporate equities, government securities and corporate debt securities.

The net pension credits for 1993-1991 include the following components:

                                               1993        1992         1991
- ------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
Service cost-benefits earned during
  the period                                 $ 13,919  $   13,186   $  12,204
Interest cost on projected benefit
  obligations                                  31,254      28,898      26,731
Actual return on plan assets                  (98,181)    (35,180)   (115,408)
Other - net                                    36,673     (20,939)     64,418
- ------------------------------------------------------------------------------
  Net pension credit                      $   (16,335) $  (14,035)  $ (12,055)
- ------------------------------------------------------------------------------
The expected long-term rate of return on plan assets was 8.25% for 1993 and 1992 and 8.0% in 1991.

The funded status of the plans at December 31, 1993 and 1992 was as follows:

                                              1993        1992
- ------------------------------------------------------------------------
                                            (Thousands of Dollars)

Plan assets at fair value                  $  624,171   $ 645,312
Projected benefit obligation                  361,043     395,489
- ------------------------------------------------------------------------
Excess of assets over projected
  obligation                                  263,128     249,823
Unrecognized net transition asset             (44,414)    (64,811)
Unrecognized net gain                        (122,505)   (115,509)
- ------------------------------------------------------------------------
  Prepaid pension cost                     $   96,209   $  69,503
- ------------------------------------------------------------------------

The projected benefit obligations at December 31, 1993 and 1992 include accumulated benefit obligations of $276.6 million and $275.7 million and vested benefit obligations of $268.1 million and $265.5 million, respectively.

Assumptions used to develop the projected benefit obligation at December 31, 1993 and 1992 were as follows:

                              1993        1992
- ---------------------------------------------------
Discount rate                 7.5 %        8.0%
Rate of compensation
  increase                    5.25%        6.0%


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

As described in Note 1, effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits other Than Pensions."

Substantially all of the Company's employees are covered under postretirement health care and life insurance benefit plans. The health care benefits paid under the plans are generally based on comprehensive hospital, medical and surgical benefit provisions, while the life insurance benefits are currently based on annual earnings at the time of retirement. The Company funds amounts for postretirement benefits as appropriate.

The postretirement benefit cost for 1993 includes the following components (in thousands of dollars):
                                           1993
- --------------------------------------------------------
Service cost-benefits earned
  during the period                    $    3,275
Interest cost on accumulated
  postretirement benefit
  obligation                               15,320
Actual return on plan assets                 (925)
Amortization of transition
  obligation and prior
  service cost                             11,466
- --------------------------------------------------------
  Postretirement benefit
    cost                                $  29,136
- --------------------------------------------------------

During 1992 and 1991, the cost of postretirement health care and life insurance benefits on a pay-as-you-go basis was $3.8 million and $2.9 million, respectively.

The following table sets forth the plans' funded status and the accrued obligation as of December 31, 1993 (in thousands of dollars):

                                            1993
- --------------------------------------------------------
Accumulated postretire-
ment benefit obligation
attributable to:
  Retirees                            $    99,802
  Fully eligible active
    plan participants                      92,007
  Other active plan
    participants                           20,521
- --------------------------------------------------------
Total accumulated
  postretirement benefit
  obligation                              212,330
Fair value of plan assets                  23,890
- --------------------------------------------------------
Excess of accumulated
  obligation over plan assets             188,440
Unrecognized transition
  obligation                             (144,355)
Unrecognized prior
  service cost                            (20,205)
Unrecognized net loss                     (21,602)
- --------------------------------------------------------
  Accrued postretirement
    benefit obligation               $      2,278
- --------------------------------------------------------

The assumed discount rate used to measure the accumulated postretirement benefit obligation was 7.5% at December 31, 1993. The expected long-term rate of return on plan assets was 8.25% for 1993. The assumed health care cost trend rate in 1993 was 13% for pre-65 participants and 9.5% for post-65 retirees, each rate declining on a graduated basis to an ultimate rate in the year 2004 of 6%. A one percentage point increase in the assumed health care cost trend rate for each future year would have increased 1993 costs by $2.9 million and the accumulated postretirement benefit obligation at December 31, 1993 by $31.4 million.

During 1993, the Company made certain changes to its postretirement health care and life insurance benefits for non-union employees that are effective January 1, 1995. These changes include newly established limits to the Company's annual contribution to postretirement medical costs and a revised sharing schedule based on a retiree's years of service. The effect of these changes decreased the accumulated benefit obligation at December 31, 1993 by $17.2 million.


SAVINGS PLANS

The Company sponsors savings plans under section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees. Under the plans, the Company provides matching contributions in GTE common stock based on qualified employee contributions. Matching contributions charged to income were $3.5 million, $3.1 million and $2.8 million in the years 1993-1991, respectively.


8. Commitments and Contingencies

The Company's anticipated construction costs for 1994 are approximately $170 million, for which the Company had substantial purchase commitments as of December 31, 1993.

The Company has noncancelable lease contracts covering certain buildings, office space and equipment. The lease contracts contain varying renewal options for terms up to 73 years.

Minimum rental commitments for noncancelable leases for periods subsequent to December 31, 1993 are as follows (in thousands of dollars):

  1994                     $     2,067
  1995                           1,530
  1996                             940
  1997                             805
  1998                             781
  Thereafter                    12,271
- --------------------------------------------------------
  Total minimum rental
    commitments             $   18,394
- --------------------------------------------------------

The total amount of rents charged to expense was $14.0 million, $15.0 million and $13.2 million for the years 1993-1991, respectively.

9. Regulatory Matters

The Company is subject to regulation by the FCC for its interstate and international business operations, earth station ownership and the use of authorized radio frequencies and by the PUC with respect to intrastate business operations.


INTRASTATE RATE MATTERS

The 1992-1993 state budget bill, which was signed by the Governor of Hawaii on June 30, 1992, contained a requirement that the PUC open a docket within six months to conduct, among other things, an earnings review of the Company.

On October 23, 1992, the Company filed a proposal with the PUC to restructure its intrastate rates by lowering interisland toll rates and increasing local and private line rates over a three year period. The revenue neutral proposal, if adopted, will over time reduce interisland toll service revenues by $4.8 million offset by increases in private line and local exchange revenues of $2.7 million and $2.1 million, respectively. This proposal is intended to more closely align the prices of these services with their underlying costs. In addition, this proposal would lower intrastate toll rates to be more commensurate with interstate rates.

On November 6, 1992, the PUC issued an order suspending the Company's rate restructure proposal, pending investigation, and also issued an order initiating a proceeding to review the Company's earnings. This docket also consolidated the rate restructure proposal into the earnings review.

On May 11, 1993, the Company filed a general rate increase application with the PUC, requesting approval to increase intrastate revenues by $50.4 million. This represents a 15.9% increase over intrastate revenues for 1993 at current rates, and is the first rate increase application the Company has filed since 1985. The Company's rate restructure proposal and earnings review investigation were incorporated into the rate case docket. Hearings are scheduled for March 1994.


INTERSTATE SERVICES

For the provision of interstate services, the Company operates under the terms of the FCC's price cap incentive plan. The "price cap" mechanism serves to limit the rates a carrier may charge, rather than just regulating the rate of return which may be achieved. Under this approach, the maximum price that the local exchange carrier (LEC) may charge is increased or decreased each year by a price index based upon inflation less a predetermined productivity target. LECs may within certain ranges price individual services above or below the overall cap.

As a safeguard under its new price cap regulatory plan, the FCC has also adopted a productivity sharing feature. Because of this feature, under the minimum productivity-gain option, the Company must share equally with its ratepayers any realized interstate return above 12.25% up to 16.25%, and all returns higher than 16.25%, by temporarily lowering prospective prices. During 1994, the FCC is scheduled to review the LEC price cap plan to determine whether it should be continued or modified.

In 1992, the Company's rates were voluntarily reduced by $4.4 million effective July 1, 1992 and $3.9 million effective October 2, 1992.


OTHER MATTERS

The Company is the primary telephone provider on the Hawaiian island of Kauai. Portions of the Company's telephone equipment and facilities were severely damaged on September 11, 1992, as a result of Hurricane Iniki. Capital requirements to fully and permanently restore the plant necessary to provide service to customers statewide were $28.2 million in 1992 and 1993. In addition to restoration of plant, the Company incurred expenses of approximately $21.2 million during 1992 and 1993. On December 30, 1992, the PUC issued an order approving a stipulation agreement between the Company and the Division of Consumer Advocacy of the Hawaii Department of Commerce and Consumer Affairs that will permit the Company to accrue an allowance for funds used during construction on all restoration of plant and defer all associated depreciation and non-capital expenses for potential recovery in the upcoming rate case. In addition, the FCC permitted deferral of Hurricane Iniki costs with amortization treatment to be determined at a later date. Deferral of these costs prevented Hurricane Iniki from having a material effect on 1992 and 1993 results of operations. The 1993 Hawaii State Legislature subsequently passed a bill and the Governor of the State of Hawaii signed the act to provide a statewide monthly surcharge assessment on ratepayers when a public utility sustains damages to its facilities from a state-declared emergency and incurs restoration and repair costs that may result in a rate increase of more than 15% of the average ratepayer on the affected island. On August 19, 1993, the Company filed an application to establish a $1.20 monthly surcharge for five years to recover costs incurred by the devastation of Hurricane Iniki. On November 17, 1993, the PUC denied the Company's application, stating that the Company has no immediate need for relief and that the rate increase that would result would not meet the 15% threshold necessary for the surcharge to apply. The PUC also stated that the Company may seek recovery of its Iniki restoration costs in its pending rate case.

Recognizing the importance of enhanced 911 service capabilities on a statewide basis, the 1993 Hawaii State Legislature passed a bill and the Governor of the State of Hawaii approved the act to allow the Company to recover the costs of providing statewide enhanced 911 emergency telephone service in the first year through a telephone line surcharge, and thereafter, through the Company's local telephone rates. On January 14, 1994, the Company filed an application to establish a $.28 monthly surcharge for statewide enhanced 911 service. The Company's application was approved by the PUC to become effective on March 14, 1994.


SIGNIFICANT CUSTOMER

Revenues received from AT&T include amounts for access, billing and collection and interexchange leased facilities during the years 1993-1991 under various arrangements and amounted to $44.0 million, $48.0 million and $50.4 million, respectively.

10. Supplemental Cash Flow Disclosures

Set forth below is information with respect to changes in current assets and current liabilities, and cash paid for interest and income taxes:

                                               1993        1992        1991
- ------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
(Increase) decrease in current
  assets:
  Accounts receivable - net                $  (29,413)   $  9,708   $ (41,186)
  Materials and supplies                       11,181       6,050      (3,930)
  Other current assets                         (9,414)      2,063      (2,582)
Increase (decrease) in current
  liabilities:
  Accounts payable                               (292)     (4,241)     (6,586)
  Affiliate payables and accruals               4,307       2,202        (240)
  Advanced billings and customer
    deposits                                   (1,258)      2,422      11,301
  Accrued liabilities                           3,027      (7,991)        899
  Other                                          (318)      2,818      12,686
- ------------------------------------------------------------------------------
    Total                                  $  (22,180)   $ 13,031   $ (29,638)
- ------------------------------------------------------------------------------
Cash paid (refunded) during
  the year for:
  Interest                                 $   28,459    $ 30,232   $  32,930
  Income taxes                                (11,086)     23,162      14,145

Report of Independent Public Accountants


To the Board of Directors of
GTE Hawaiian Telephone Company Incorporated:

We have audited the accompanying consolidated balance sheets of GTE Hawaiian Telephone Company Incorporated (a Hawaii corporation and wholly-owned subsidiary of GTE Corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, reinvested earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GTE Hawaiian Telephone Company Incorporated and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions. Also as discussed in Note 1, effective January 1, 1992, the Company changed its method of accounting for income taxes.




                                                  ARTHUR ANDERSEN & CO.

Dallas, Texas
January 28, 1994.

Management Report

To Our Shareholder:

The management of the Company is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Report of Independent Public Accountants. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

The Company has a system of internal accounting controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that financial records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines which require employees to maintain the highest level of ethical standards.




WARREN H. HARUKI
President





GERALD K. DINSMORE
Senior Vice President - Finance and Planning

Management's Discussion and Analysis of
Financial Condition and Results of Operations


BUSINESS OPERATIONS

GTE Hawaiian Telephone Company Incorporated (the Company), a wholly-owned subsidiary of GTE Corporation, provides a full range of telecommunications products and services in Hawaii and in the Pacific and Asia. The Company's majority-owned subsidiary, Micronesian Telecommunications Corporation (MTC), is headquartered in Saipan and provides local and international telecommunications services to the islands of Saipan, Tinian and Rota. The Company serves over 725,000 access lines.


RESULTS OF OPERATIONS

Net income decreased $49 million for the year ended December 31, 1993. The 1993 results include a one-time restructuring charge of $48 million, net of tax, related primarily to a re-engineering plan. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. Also included in the 1993 results is a one-time gain of $5 million, net of tax, associated with the enhanced early retirement and voluntary separation programs completed during the second quarter.

Excluding the above charges, net income decreased 14% or $6 million in 1993. This decrease reflects the impact of the adoption of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective January 1, 1993. Net income decreased 7% or $3 million in 1992. Although income from operations increased for 1992 due to customer growth, the increase was offset by higher income tax expense.

Local network service revenues, which are comprised mainly of fees charged to customers for providing local exchange service, increased 5% or $11 million and 5% or $9 million for the years ended December 31, 1993 and 1992, respectively. The 1993 and 1992 increases reflect continued customer growth as reflected by a 6% and 3% increase, respectively, in access lines and increased revenues from custom calling and other enhanced features.

Network access service revenues represent the local telephone companies' charge to end users for access to the facilities of long distance carriers and the charge to long distance carriers for interconnection to local facilities. Network access service revenues increased 5% or $5 million in 1993 and 1992. The increases primarily reflect increased minutes of use. In 1992, the Company's interstate rates were voluntarily reduced by $4.4 million effective July 1, 1992 and $3.9 million effective October 2, 1992 partially offsetting these increases.

Long distance service revenues decreased 4% or $4 million in 1993 and increased 4% or $5 million in 1992. The 1993 decrease is primarily due to a decline in international toll volumes. The 1992 increase was primarily the result of growth in intrastate toll usage.

Equipment sales and services revenues consist primarily of the sale, lease, installation and maintenance of customer premises equipment. These revenues decreased 6% or $6 million in 1993 and 4% or $4 million in 1992. The 1993 decrease is primarily due to the settlement of a government contract in 1992, partially offset by additional international contracts in 1993. The 1992 decrease was primarily due to the completion of a large contract in 1991.

Other revenues remained relatively unchanged in 1993 and 1992.

Cost of sales and services increased 4% or $6 million in 1993 and decreased 4% or $7 million in 1992. The 1993 increase is due to costs associated with the adoption of SFAS No. 106 effective January 1, 1993. As a result of the adoption of the new standard, expenses increased $14 million. The 1993 increase is partially offset by lower product sales costs and the result of benefits of ongoing quality and cost control programs, modernization of facilities, and a reduction in workforce. The 1992 decrease was due to lower expenses and installation costs associated with a decrease in large nonregulated contracts.

Depreciation expense increased 7% or $7 million in 1993 and remained relatively unchanged in 1992. The 1993 increase is primarily due to an increase in plant balances and increased depreciation rates.

Marketing, selling, general and administrative expenses decreased 2% or $4 million in 1993 and increased 11% or $20 million in 1992. The 1993 decrease is primarily due to a one-time settlement gain of $8 million associated with the enhanced early retirement and voluntary separation programs offered to eligible employees during the second quarter of 1993, lower advertising costs, ongoing cost control programs, and a reduction in workforce. These decreases were partially offset by $8 million of costs associated with the adoption of SFAS No.
106. The 1992 increase was primarily due to the cost of data processing system enhancements, higher expenses for billing and collection and higher expenses for building maintenance.

Restructuring costs reflect a one-time charge related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services, resulting in cumulative savings in excess of the one-time charge. The re-engineering plan includes $31 million to upgrade or replace existing customer service and administrative systems and enhance network software, $35 million for employee separation benefits associated with workforce reductions and $10 million primarily for the consolidation of facilities and operations and other related costs. The charge for employee separation benefits includes $18 million related to the recognition of previously deferred postretirement health and life insurance costs for separating employees.

Interest expense increased 8% or $2 million in 1993 and decreased 14% or $5 million in 1992. The 1993 increase is due to the issuance of $125 million of first mortgage bonds in February 1993, partially offset by lower average interest rates. The 1992 decrease was primarily due to lower average long-term debt levels due to the early retirement of $50 million of first mortgage bonds and lower short-term interest rates.

Income taxes decreased $34 million in 1993 and increased $8 million in 1992. The decrease in 1993 is primarily due to decreases in pretax income. The increase in 1992 was primarily due to higher pretax income, the declining effects of amortization of deferred investment tax credits, the lower reversal of tax rate differentials on deferred tax balances, and adjustments to prior years' tax liabilities.


CAPITAL RESOURCES AND LIQUIDITY

Management believes that the Company has adequate internal and external resources available to meet ongoing operating requirements for construction of new plant, modernization of facilities and payment of dividends. The Company generally funds its construction program from operations although external financing is available. Short-term borrowings can be obtained through commercial paper borrowings or borrowings from GTE. In addition, a $2.3 billion line of credit is available to the Company through shared lines of credit with GTE and other affiliates to support short-term financing needs.

The Company's primary source of funds was cash flow from operations of $141 million in 1993 compared to $145 million in 1992.

Capital expenditures represent the largest use of funds during 1993 and 1992 reflecting the Company's continued growth in access lines and modernization of current facilities and introduction of new products and services. Cash requirements to implement the re-engineering plan are expected to be largely offset by cost savings. The Company's capital expenditures during 1993 were $192 million compared to $158 million during 1992. The Company's anticipated construction costs for 1994 are approximately $170 million.

Cash provided from financing activities was $52 million in 1993 compared to $8 million in 1992. The Company issued $125 million of 6.75% First Mortgage Bonds in 1993 and $40 million of common stock. The proceeds were used to retire short-term debt. The Company retired $19 million in long-term debt in 1993 compared to $74 million in 1992 due to lower scheduled maturities in 1993. Dividends of $25 million were paid to the shareholder in 1993 compared to $45 million in 1992.


COMPETITION AND REGULATORY TRENDS

The year was marked by important changes in the U.S. telecommunications industry. Rapid advances in technology, together with government and industry initiatives to eliminate certain legal and regulatory barriers are accelerating and expanding the level of competition and opportunities available to the Company. As a result, the Company faces increasing competition in virtually all aspects of its business. Specialized communications companies have constructed new systems in certain markets to bypass the local-exchange network. Additional competition from interexchange carriers as well as wireless companies continues to evolve for both intrastate and interstate communications.

Implementation of its re-engineering plan will allow the Company to continue to respond aggressively to these competitive and regulatory developments through reduced costs, improved service quality, competitive prices and new product offerings. Moreover, implementation of this program will position the Company to accelerate delivery of a full array of voice, video and data services. During the year, the Company continued to introduce new business and consumer services utilizing advanced technology, offering new features and pricing options while at the same time reducing costs and prices.

During 1993, the Federal Communications Commission (FCC) announced its decision to auction licenses during 1994 in 51 major markets and 492 basic trading areas across the United States to encourage the development of a new generation of wireless personal communications services (PCS). These services will both complement and compete with the Company's traditional wireline services. The Company will be permitted to fully participate in the license auctions in areas outside of GTE's existing cellular service areas. Limited participation will be permitted in areas in which GTE has an existing cellular presence.

In 1992, the FCC issued a "video dialtone" ruling that allows telephone companies to transmit video signals over their networks. The FCC also recommended that Congress amend the Cable Act of 1984 to permit telephone companies to supply video programming in their service areas.

Activity directed toward changing the traditional cost-based rate of return regulatory framework for intrastate and interstate telephone services has continued. Various forms of alternative regulation have been adopted, which provide economic incentives to telephone service providers to improve productivity and provide the foundation for the pricing flexibility necessary to address competitive entry into the markets we serve.

In September 1993, the FCC released an order allowing competing carriers to interconnect to the local-exchange network for the purpose of providing switched access transport services. This ruling complements similar interconnect arrangements for private line services ordered during 1992. The order encourages competition for the transport of telecommunications traffic between local exchange carriers' (LECs) switching offices and interexchange carrier locations. In addition, the order allows LECs flexibility in pricing competitive services.

These and other actions to eliminate the existing legal and regulatory barriers, together with rapid advances in technology, are facilitating a convergence of the computer, media and telecommunications industries. In addition to allowing new forms of competition, these developments are also creating new opportunities to develop interactive communications networks. The Company supports these initiatives to assure greater competition in telecommunications, provided that overall the changes allow an opportunity for all service providers to participate equally in a competitive marketplace under comparable conditions.

The Company follows the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). In general, SFAS No. 71 requires companies to depreciate plant and equipment over lives approved by regulators. It also requires deferral of certain costs and obligations based upon approvals received from regulators. In the event that recoverability of these costs becomes unlikely or uncertain, whether resulting from actual or anticipated competition or specific regulatory, legislative or judicial actions, continued application of SFAS No. 71 would no longer be appropriate. If the Company no longer qualifies for the provision of SFAS No. 71, the financial effects of the required accounting change (which would be non-cash) could be material.


INFLATION

The Company's management generally does not believe inflation has a significant impact on the Company's earnings. However, increases in costs or expenses not otherwise offset by increases in revenues could have an adverse effect on earnings.

Selected Financial Data

                           1993        1992        1991       1990       1989
- -------------------------------------------------------------------------------
                                        (Thousands of Dollars)
Selected Income
Statement Items (a)
Total operating
revenues               $ 564,889  $  559,022  $  545,910  $ 539,283  $ 512,144
Total operating
expenses                 548,891     461,640     449,700    443,089    426,562
- -------------------------------------------------------------------------------
Net operating income      15,998      97,382      96,210     96,194     85,582
Interest expense          31,660      29,214      33,843     30,811     29,085
Other - net                 (755)        350        (446)     1,405     (1,147)
Income tax expense
(benefit)                 (9,865)     24,228      16,115     12,015      9,304
- -------------------------------------------------------------------------------
Net income (loss)      $  (5,042) $   43,590  $   46,698  $  51,963  $  48,340
- -------------------------------------------------------------------------------
Dividends declared on
common stock           $  29,768  $   35,189  $   38,584  $  43,456  $  33,656
- -------------------------------------------------------------------------------
                                       (Thousands of Dollars)

Selected Balance Sheet Items

Investment in
property, plant and
  equipment - net     $1,145,673  $1,053,127  $  983,243 $  944,095 $  899,751
Total assets           1,421,536   1,281,007   1,224,682  1,121,529  1,070,670
Long-term debt           379,901     401,475     345,409    310,765    274,002
Common stock,
reinvested earnings
  and other capital      508,835     503,548     495,549    418,652    409,401
- -------------------------------------------------------------------------------
Selected Statistics

Access lines             725,029     681,171     659,844    630,885    594,642
Access line gain          43,858      21,327      28,959     36,243     68,834
Net investment in
  property, plant
  and equipment per
  access line         $    1,580  $    1,546  $    1,490  $   1,496  $   1,513
Number of employees        3,320       3,887       4,099      4,185      4,260
Access lines per
employee                     218         175         161        151        140
Gross plant additions
 (thousands)          $  191,837  $  158,119  $  137,440  $ 136,104  $ 103,530
- -------------------------------------------------------------------------------
(a) Per share data is omitted since the Company's common stock is 100% owned by GTE Corporation.